UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,471,372 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,471,372 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,471,372 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,471,372 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,471,372 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,471,372 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
William P. Foley, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,471,372 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,471,372 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,471,372 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

Explanatory Note

The Reporting Persons (as defined below) filed a Schedule 13G on February 16, 2021 regarding the beneficial ownership of class A ordinary shares, par value $0.0001 per share, of Trebia Acquisition Corp., a Cayman Islands exempted company (“Trebia”) and the predecessor to the Issuer (as defined below). This Schedule 13D is now being filed by the Reporting Persons because the Group referred to in Item 5 below, as of January 27, 2022, acquired beneficial ownership during the preceding 12 months of in excess of 2% of the outstanding shares of Class A common stock (as defined below).

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 4235 Redwood Avenue, Marina Del Rey, California 90066.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons or entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Trasimene Trebia, LP a Delaware limited partnership (“Trasimene”);

2.	Trasimene Trebia, LLC, a Delaware limited liability company (“Trasimene GP”); and

3.	William P. Foley, II, a United States citizen.

Mr. Foley is the managing member of Trasimene GP, which is the general partner of Trasimene.

Mr. Foley’s principal employment is the managing member of Trasimene Capital Management, LLC. The principal business of Trasimene and Trasimene GP is that of holding companies.

The address of the principal business office of the Reporting Persons is 1701 Village Center Circle, Las Vegas, Nevada 89134.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with Trebia’s initial public offering, Trasimene (i) purchased 6,199,219 class B ordinary shares, par value $0.0001 per share, of Trebia (“Trebia Class B Shares”) for an aggregate $14,375, (ii) received from Trebia 1,239,843 Trebia Class B Shares as a share dividend, (iii) transferred 43,125 shares to the independent director nominees of Trebia at their original purchase price and (iv) purchased 4,734,167 private placement warrants (the “Warrants”) for an aggregate $7,101,250.50, with each Warrant exercisable to purchase after the Domestication (as defined below) one share of Class A common stock for $11.50 per share. The Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date. The terms of the Warrants are set forth in the Warrant Agreement, dated June 19, 2020, between Trebia and Continental Stock Transfer & Trust Company, filed with the SEC on June 22, 2020 as Exhibit 4.1 to Trebia’s Current Report on Form 8-K.

In accordance with the business combination completed on January 27, 2022 (the “Closing Date”), as contemplated by that certain Business Combination Agreement, dated June 28, 2021, by and among Trebia, S1 Holdco, LLC, Inc., System1 SS Protect Holdings, Inc., and the other parties thereto, as amended (the “Business Combination Agreement”), Trebia domesticated as a Delaware corporation (the “Domestication”) and changed its name to “System1, Inc.”

Pursuant to the Domestication, the 7,395,937 Trebia Class B Shares directly owned by Trasimene converted automatically, on a one-for-one basis, into 6,562,187 shares of Class A common stock and 833,750 shares of Class D common stock, par value $0.0001 per share, of the Issuer (the “Class D common stock”). Trasimene then forfeited an aggregate 2,824,982 shares of Class A common stock to the Issuer for no consideration pursuant to the Business Combination Agreement and the Amended and Restated Sponsor Agreement, dated January 10, 2022, by and among Trasimene, BGPT Trebia LP (“BGPT”), Cannae Holdings, Inc., Mr. Foley and the other parties thereto (the “A&R Sponsor Agreement”).

Item 4.	Purpose of the Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following.

The Reporting Persons intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Persons may, at any time and from time to time, directly or indirectly, (i) purchase, receive in a distribution or other transfer or otherwise acquire shares of Class A common stock, Warrants and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer (the “Issuer Board”), other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Foley serves as a director of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. As further described in Item 6 of this Schedule 13D, the Shareholders Agreement (as defined below) provides for certain rights and obligations of the Reporting Persons relating to the nomination of directors to the Issuer Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of February 7, 2022, based on 81,696,614 shares of Class A common stock outstanding (such outstanding shares based on information provided to the Reporting Persons by the Issuer) plus 4,734,167 shares of Class A common stock issuable upon the exercise of 4,734,167 Warrants held by Trasimene.

As of February 7, 2022, the Reporting Persons beneficially owned an aggregate of 8,471,372 shares of Class A Common Stock (comprised of 3,737,205 shares of Class A common stock directly held by Trasimene and 4,734,167 shares of Class A commons stock issuable upon the exercise of 4,734,167 Warrants directly held by Trasimene), which represents 9.8% of the outstanding Class A common stock. None of the Reporting Persons beneficially own any of the 22,077,319 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of February 7, 2022 (such outstanding shares based on information provided to the Reporting Persons by the Issuer). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, as of February 7, 2022, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 7.8%.

Excluded from beneficial ownership are 833,750 shares of Class A commons stock issuable upon the automatic conversion of 833,750 shares of Class D common stock held by Trasimene. Under the Issuer’s Certificate of Incorporation, the Class D common stock is non-voting and does not confer economic rights other than the accrual of certain dividends, automatically converts into Class A common stock on a one-for-one basis if, during the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, either the volume-weighted average price of Class A common stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or there is a “change in control” where the valuation of Class A common stock equals or exceeds $12.50 per share (“Class D Conversion Event”), and is automatically forfeited to the Issuer for no consideration if a Class D Conversion Event has not occurred prior to the fifth anniversary of the Closing Date. The terms of the Class D common stock are set forth in the Certificate of Incorporation of the Issuer filed with the SEC on February 2, 2022 as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K.

By virtue of the Shareholders Agreement (described in Item 6 below), Trasimene, BGPT, Cannae Holdings, LLC (“CHL”), Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expect that each of the other members of the Group will file their own Schedule 13Ds to report the shares of Class A common stock that they beneficially own. Each Reporting Person expressly disclaims beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A common stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock owned by such Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Shareholders Agreement

In connection with the Business Combination Agreement, Trasimene, BGPT, CHL, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Ltd., a United Kingdom private limited company (“JDI,” and together with Mr. Blend, Mr. Ursini and Mr. Baker, the “System1 Founder Stockholders” and Trasimene, BGPT, CHL and the System1 Founder Stockholders, the “Principal Stockholders”) entered into a Shareholders Agreement, dated as of January 27, 2022 (the “Shareholders Agreement”).

Pursuant to the terms of the Shareholders Agreement, following the Closing Date, (i) Trasimene, BGPT and CHL have the right to designate two directors to the Issuer Board for as long as Trasimene, BGPT and CHL collectively beneficially own 7.5% or greater of the outstanding Class A common stock (one director if Trasimene, BGPT and CHL collectively beneficially own 2.5% or greater, but less than 7.5% of the outstanding Class A common stock) (collectively, the “Sponsor Directors”), (ii) Mr. Blend has the right to designate two directors to the Issuer Board for as long as certain entities and individuals, including Mr. Blend, identified in the Shareholders Agreement (collectively, the “System1 Founders”) beneficially own 10% or greater of the outstanding Class A common stock (one director if the System1 Founders collectively beneficially own 2.5% or greater, but less than 10% of the outstanding Class A common stock) (collectively, the “System1 Founder Directors”) and (iii) Trasimene, BGPT, CHL and Mr. Blend will jointly designate five independent directors for so long as: (A) Trasimene, BGPT and CHL collectively beneficially own 7.5% or greater of the outstanding Class A common stock or (B) the System1 Founders collectively beneficially own 10% or greater of the outstanding Class A common stock.

Under the Shareholders Agreement, the Issuer will use its reasonable best efforts to take all necessary action, subject to certain exceptions, to cause the election of the Sponsor Directors and the election of each of the System1 Founder Directors, including: (i) nominating each such Sponsor Director or System1 Founder Director and (ii) recommending such individual’s election and soliciting proxies or consents in favor thereof. In addition, the Principal Stockholders each agreed to vote in favor of and consent to any Sponsor Directors or System1 Founder Directors. Trasimene, BGPT, CHL and Mr. Blend also agreed not to vote in favor of the removal of the Sponsor Directors or System1 Founder Directors, subject to certain exceptions.

A&R Sponsor Agreement

Under the A&R Sponsor Agreement, all of the shares of Class A common stock held by Trasimene are subject to a lock-up restriction that prohibits the sale or transfer of such shares (subject to certain exceptions set forth therein) for a period beginning on the Closing Date until the earlier of (a) 180 days following the Closing Date, or (b) 150 days following the Closing Date, if the volume weighted average price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a period of 30 consecutive trading days.

Registration Rights Agreement

On January 27, 2022, the Issuer, Trasimene, BGPT, CHL, JDI, Chuck Ursini, Michael Blend and Nicholas Baker (the “RRA Parties”) entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required, as soon as practicable, but in any event within 45 days after the Closing Date, to file a registration statement to permit the public resale of all the Registrable Securities (as defined in the Registration Rights Agreement) held by the RRA Parties from time to time as permitted by Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, upon the request of any RRA Party, to the extent a registration statement is not available to exercise a proposed transaction, the Issuer will be required to facilitate a non-shelf registered offering of Registrable Securities requested by such RRA Party to be included in such offering. Within 60 days after receipt of a demand for such registration, the Issuer will be required to use its reasonable best efforts to file a registration statement relating to such request. In certain circumstances, the RRA Parties will be entitled to piggyback registration rights in connection with the demand of a non-shelf registered offering. Whenever the Issuer proposes to offer or sell securities, whether for its own account or the account of one or more shareholders, any RRA Party may choose to exercise their related piggyback rights in accordance with the Registration Rights Agreement.

The Registration Rights Agreement also provides that the Issuer will pay all expenses (except for certain selling expenses) relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

* * * * *

The foregoing descriptions of the Shareholders Agreement, A&R Sponsor Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 7, 2022, by and among Trasimene Trebia, LP, Trasimene Trebia LLC and William P. Foley, II (filed herewith)

99.2
Shareholders Agreement, dated as of January 27, 2022, by and among System1, Inc., Trasimene Trebia, LP, Cannae Holdings, LLC, BGPT Trebia LP, Just Develop It Limited, Michael Blend, Nicholas Baker and Chuck Ursini (filed herewith)

99.3
Registration Rights Agreement, dated January 27, 2022, by and among System1, Inc., Trasimene Trebia, LP, Cannae Holdings, LLC, BGPT Trebia LP, Just Develop It Limited, Michael Blend, Nicholas Baker and Chuck Ursini (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 2, 2022)

99.4
Amended and Restated Sponsor Agreement, dated January 10, 2022, by and among BGPT Trebia LP, Trasimene Trebia, LP and the other parties signatory thereto (incorporated by reference to Exhibit 10.4 to Trebia’s Current Report on Form 8-K, filed with the SEC on January 10, 2022)

99.5	Power of Attorney – William P Foley, II (incorporated by reference to Exhibit 24.1 of the Form 4 filed by William P. Foley, II on January 28, 2022 in respect of System1, Inc.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

TRASIMENE TREBIA, LP

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: General Counsel and Corporate Secretary

TRASIMENE TREBIA, LLC

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: General Counsel and Corporate Secretary

WILLIAM P. FOLEY, II

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Attorney-in-Fact for William P. Foley, II